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October 2, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Sonia Bednarowski

John Dana Brown

Michael Volley

John Nolan

Division of Corporation Finance

Re:	GCM Grosvenor Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed September 18, 2020

File No. 333-242297

Ladies and Gentlemen:

On behalf of our client, GCM Grosvenor Inc. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 30, 2020 (the “Comment Letter”) with respect to Amendment No. 1 to the Registration Statement on Form S-4 filed with the Commission by the Company on September 18, 2020. Concurrently with the filing of this letter, the Company has filed Amendment No. 2 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Summary Term Sheet, page xiii

1.	We note our response to comment 2 that “the aggregate value of the consideration that the GCMH Equityholders will receive pursuant to the Transactions is the sum of: (i) the Option Consideration, (ii) if Holdings elects to effect the Grosvenor Class B-1 Sale, up to $38,079,389.50, (iii) the GCMH Consideration, (iv) the GCM Consideration and (v) the IntermediateCo Contribution Amount.” Please revise to disclose the dollar amount of the aggregate value of consideration that the GCMH Equityholders will received pursuant to the Transactions. In addition, please disclose the aggregate value that the CFAC shareholders and warrant holders will receive.

Response: The Company acknowledges the Staff’s comment and has revised page xvi of the Registration Statement accordingly.

October 2, 2020

What happens if a substantial number of the public stockholders vote in favor of the Business Combination Proposal, page xx

2.	We note your revised disclosure in response to comment 3. Please disclose here that the Minimum Available CFAC Cash Amount is $300,000,000, and disclose here the maximum number of public shares that may be redeemed such that CFAC is able to satisfy the Minimum Available CFAC Cash Amount without requiring the GCMH Equityholders and affiliates either to raise the Additional Holder Equity Amount or to waive the requirement. In addition, disclose here that, in conjunction with the September 10, 2020 vote to extend the date for consummating the initial business combination, stockholders holding 6,592,942 shares of CFAC Class A common stock exercised their redemption rights, reducing the amount in the Trust Account by $68.4 million.

Response: The Company acknowledges the Staff’s comment and has revised pages xix and xx of the Registration Statement accordingly.

What transactions are occurring with the H&F Parties, page xxv

3.	We note your response to our prior comment 4. Please additionally explain how the dollar value the H&F Parties are receiving and their percentage in the limited partnership interests of GCMH compares to the monetary value that CFAC’s public stockholders are giving and the percentage interest in GCMH that they are receiving.

Response: The Company acknowledges the Staff’s comment and has revised page xxiv of the Registration Statement accordingly.

Summary of the Proxy Statement/Prospectus Our Company

Scalable and Predictable Business Model, page 5

4.	We note your response to comment 8 that your incentive fees have greater variability between time periods. Please revise to disclose quantitative information regarding the variability between such fees, including the decrease of approximately 50% of the incentive fees earned for the six months ended June 30, 2020.

Response: The Company acknowledges the Staff’s comment and has revised pages 5 and 170 of the Registration Statement accordingly.

5.	We note your revised disclosure on pages 5 and 169 in response to comment 9 that you expect to start charging management fees under existing contracts for approximately $5.6 billion, over the course of approximately the next three years, as capital is invested or based on an agreed upon fee ramp in schedule. Please briefly describe the fee ramp so that investors understand when the $5.6 billion will be invested, and please disclose the ability of such capital to be withdrawn and any past experiences with withdrawals.

Response: The Company acknowledges the Staff’s comment and has revised pages 5 and 170 of the Registration Statement accordingly.

October 2, 2020

Organizational Structure, page 16

6.	Please revise the diagram on page 16 to disclose percentage economic and voting interests.

Response: The Company acknowledges the Staff’s comment and has revised pages 16 and 17 of the Registration Statement accordingly.

Proposal No. 1 The Business Combination Proposal

Background of the Business Combination, page 105

7.	We note your response to comment 16. Please revise to disclose whether GCM Grosvenor or CFAC proposed the valuation of the Grosvenor Companies and disclose whether there were any negotiations in connection with such valuation.

Response: The Company acknowledges the Staff’s comment and has revised page 107 of the Registration Statement accordingly.

Non-GAAP Financial Measures, page 210

8.	Please tell us how you recognized the current and deferred tax impact of the adjustments related to your Adjusted Net Income performance measure. Please revise to present the income tax impact as a separate adjustment and disclose how it was computed. Refer to Question 102.11 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for guidance.

Response: The Company acknowledges the Staff’s comment and has revised pages 213 and 214 of the Registration Statement accordingly. The Company further advises the Staff that the historical financial statements represent a partnership, which, as a pass-through entity, is subject to minimal income taxes at the partnership level. Income taxes are comprised of income taxes at foreign subsidiaries and New York City Unincorporated Business Tax. All taxes have been recognized as current.

Note 3. Mosaic Transaction, page F-48

9.	Please refer to comment 28. It appears that the $48.0 million received to fund future investment commitments was recognized as a capital contribution for redeemable noncontrolling interests. Noting you received excess consideration related to the $125.4 million received for equity interests, please tell us how you considered whether this payment represented excess consideration for the redeemable non-controlling interests.

Response: As noted in the Company’s prior response to comment 28, Mosaic is a consolidated subsidiary of GCMH and was formed to allow for the Mosaic Counterparty to indirectly invest in GCMH’s Carry Plan Entities. GCMH consolidates Mosaic as a result of being the primary beneficiary holding both the power to direct the activities and the ability to absorb economics that are potentially significant. The Carry Plan Entities serve as general partners of, or are special limited partners in, certain of the GCM Funds. Accordingly, each of the Carry Plan Entities has an ownership interest in certain underlying GCM Funds and is obligated to provide certain management services to the underlying funds for which it is entitled to a carried interest fee. Both before and after the Mosaic Transaction, the Carry Plan Entities are consolidated by GCMH.

In response to the Staff’s comment, the Company notes that the aggregate proceeds received from Mosaic Counterparty for the acquired non-controlling interest in Mosaic was $173.4 million. The aggregate proceeds are inclusive of $48.0 million received that will ultimately be used to fund future investment commitments. Accordingly, pursuant to the guidance in ASC 810-10-45-23, the excess of (1) the proceeds of $173.4 million (comprised of $125.4 million plus $48.0 million) over (2) the amount recognized in non-controlling interest of $112.5 million, was recorded as a $60.9 million increase to GCMH’s Partner’s Capital. The amount recognized as non-controlling interest is reflective of Mosaic Counterparty’s share of the net assets in Mosaic.

* * * *

October 2, 2020

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (202) 637-2139 or my colleague, Drew Capurro, at (714) 755-8008.

Very truly yours,

/s/ Rachel W. Sheridan
Rachel W. Sheridan
of LATHAM & WATKINS LLP

cc:	Michael J. Sacks, Chief Executive Officer, GCM Grosvenor Inc.

Burke Montgomery, General Counsel, Grosvenor Capital Management

Justin G. Hamill, Latham & Watkins LLP

Drew Capurro, Latham & Watkins LLP

Stuart Neuhauser, Ellenoff Grossman & Schole LLP

Douglas S. Ellenoff, Ellenoff Grossman & Schole LLP

Joshua N. Englard, Ellenoff Grossman & Schole LLP

Ken Lefkowitz, Hughes Hubbard & Reed LLP

Gary J. Simon, Hughes Hubbard & Reed LLP

Michael Traube, Hughes Hubbard & Reed LLP